Exhibit 99.1
     TWENTY-SECOND SUPPLEMENTAL INDENTURE (this “Twenty-second Supplemental Indenture”), dated as of February 24, 2009, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), Ginger Services Co., a Marshall Islands corporation (the “Guaranteeing Subsidiary”) and an indirect subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A. (or its permitted successor) as trustee under the Indenture referred to below (the “Trustee”).
     WITNESSETH
     WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended and supplemented, the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9 1/2% Senior Notes due 2014 (the “Notes”);
     WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and
     WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Twenty-second Supplemental Indenture.
     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.
3. NEW YORK LAW TO GOVERN. THIS TWENTY-SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
4. COUNTERPARTS. The parties may sign any number of copies of this Twenty-second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
5. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

6. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Twenty-second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

     IN WITNESS WHEREOF, the parties hereto have caused this Twenty-second Supplemental Indenture to be duly executed and attested, all as of the date first above written.

GINGER SERVICES CO.

By:	/s/ Vasiliki Papaefthymiou

Name:	Vasiliki Papaefthymiou
Title:	Director and Authorized Officer

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou

Name:	Vasiliki Papaefthymiou
Title:	Executive Vice President, Legal

QUENA SHIPMANAGEMENT INC.
ASTRA MARITIME CORPORATION
PRIMAVERA SHIPPING CORPORATION
PUEBLO HOLDINGS LTD.
SURF MARITIME CO.
BEAUFIKS SHIPPING CORPORATION
ROWBOAT MARINE INC.
CORSAIR SHIPPING LTD.
SAGITTARIUS SHIPPING CORPORATION
ORBITER SHIPPING CORP.
PHAROS NAVIGATION S.A.
SIZZLING VENTURES INC.
SHIKHAR VENTURES S.A.
TAHARQA SPIRIT CORP.
RHEIA ASSOCIATES CO.
RUMER HOLDING LTD.
CHILALI CORP.
KLEIMAR N.V.,
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
ANEMOS MARITIME HOLDINGS INC.
NAVIOS SHIPMANAGEMENT INC.
AEGEAN SHIPPING CORPORATION
LIBRA SHIPPING ENTERPRISES CORPORATION
ALEGRIA SHIPPING CORPORATION
FELICITY SHIPPING CORPORATION
GEMINI SHIPPING CORPORATION
ARC SHIPPING CORPORATION
GALAXY SHIPPING CORPORATION

MAGELLAN SHIPPING CORPORATION
IONIAN SHIPPING CORPORATION
APOLLON SHIPPING CORPORATION
HERAKLES SHIPPING CORPORATION
ACHILLES SHIPPING CORPORATION
KYPROS SHIPPING CORPORATION
HIOS SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.
MERCATOR SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
HYPERION ENTERPRISES INC.
STAR MARITIME ENTERPRISES CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.,
as Guarantors

By:	/s/ Vasiliki Papaefthymiou

	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

KLEIMAR LTD., as a Guarantor

By:	/s/ George Akhniotis

	Name:	George Akhniotis
	Title:	Secretary and Director

NOSTOS SHIPMANAGEMENT CORP.,
as a Guarantor

By:	/s/ Vasiliki Papaefthymiou

	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

WHITE NARCISSUS MARINE S.A.,
as a Guarantor

By:	/s/ Vasiliki Papaefthymiou

	Name:	Vasiliki Papaefthymiou
	Title:	Vice President

PORTOROSA MARINE CORP, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou

	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

NAVIMAX CORPORATION, as a Guarantor

By:	/s/ Shunji Sasada

	Name:	Shunji Sasada
	Title:	President

HESTIA SHIPPING LTD., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou

	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Officer

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Martin Reed

Authorized Signatory
	Name:	Martin Reed
	Title:	Vice President